George L. Diamond
(214) 953-6119
gdiamond@jw.com


VIA FACSIMILE AND FEDERAL EXPRESS

June 22, 2005

Mr. Edward M. Kelly
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0510 Rm. 5215


Re:     China BAK Battery, Inc.
        f/k/a Medina Coffee, Inc.
        Amendment No. 1 to Form SB-2 filed January 21, 2005 (the "Amended SB-2") File No. 333-122209


Dear Mr. Kelly:

On behalf of China BAK Battery, Inc. (the "Company"), this letter is in response to the comments contained in the Staff's letter (the "Comment Letter") dated February 11, 2005, regarding the Amended SB-2.

The following responses indicate, where applicable, the additions or revisions that have been included in the Amended SB-2 and other Company filings in response to the Staff's comments. The responses are numbered to correspond to the numbers assigned in the Comment Letter. Capitalized terms used in this response letter but not defined herein have the meanings assigned to such terms in the Amended SB-2, and page references below are to pages in the Amended SB-2. Three marked copies of the Amended SB-2 (reflecting changes from the filing made on January 21, 2005) are enclosed herewith.

                                      SB-2
                                      ----

1. The Staff is supplementally advised that the Company acknowledges that the comments contained in the Comment Letter are comments that are applicable to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 and subsequent Exchange Act filings.




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Edward M. Kelly
June 22, 2005
Page 2


Registration Statement's Cover Page

2. The Staff is supplementally advised that a box has been added to the cover page of the Amended SB-2 to evidence that the Company is relying on Rule 415 of Regulation C under the Securities Act.

Special Note Regarding Forward-Looking Statements, page 2

3. The Staff is supplementally advised that the "Special Note Regarding Forward-Looking Statements" disclosure has been moved to p. 12 of the Amended SB-2 following the "Risk Factors" section.

Risk Factors, page 7

4. The Staff is supplementally advised that each of the identified risk factors has been updated to include information necessary to assess the risk, including its magnitude.

5. The Staff is supplementally advised that the risk factors have been updated to avoid generic conclusions in the risk factors' headings and in the risk factors' discussions.

6. The Staff is supplementally advised that the risk factors including language like "We cannot assure," "There can be no assurance," "We cannot guarantee," and "There is no assurance" have been revised to reflect the fact that the risk is the situation described and not the Company's inability to assure or guarantee.

7. The Staff is supplementally advised that the subject risk factor has been updated to reflect the fact that there is no established trading market for the Company's common stock and that the Company's common stock may never be included for trading on any stock exchange or through any other quotation system (including, without limitation, the NASDAQ Stock Market).

8.       The   Company   has   considered   the   Staff's   comment  and  hereby
         supplementally advises the Staff that, after a review of its Amended and Restated Bylaws, additional risk factor disclosure has been added beginning on p. 11 of the Amended SB-2.

Market for Common Equity,  Related Stockholder Matters and Dividend Policy, page
16

9. The Staff is supplementally advised that the section entitled "Market for Common Equity, Related Stockholder Matters and Dividend Policy", as found on p. 12 of the Amended SB-2, has been revised to clarify that the range of closing high and low bid prices of the Company's common stock reflects interdealer prices without retail markup, markdown, or commission and may not represent actual transactions.

10. The Staff is supplementally advised that the columns under the tables set forth under the heading "Market for Common Equity, Related Stockholder Matters and Dividend Policy" on p. 12 of the Amended SB-2 have been revised to properly reflect the referenced high and low bid prices of the Company's common stock for the noted periods.


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Edward M. Kelly
June 22, 2005
Page 3


Management's Discussion and Analysis of Plan of Operations, page 17

11. The Staff is supplementally advised that p. 24 of the Amended SB-2 has been revised to disclose the financial ratio test that is now a part of the Comprehensive Credit Facility with Agricultural Bank of China. Other than that credit facility, none of the Company's credit facilities or other financial instruments require it or its operating subsidiaries to satisfy specified financial ratios and tests.

Liquidity and Capital Resources, page 23

12. The Staff is supplementally advised that the "Management's Discussion and Analysis of Plan of Operation - Liquidity and Capital Resources" section of the Amended SB-2 has been revised on pp. 23 and 24 to make the requested distinction.

13. The Staff is supplementally advised that disclosure has been added to the "Management's Discussion and Analysis of Plan of Operation - Liquidity and Capital Resources" section on p. 23 of the Amended SB-2 discussing the potential impact of rising raw material prices on the Company's operations and liquidity.

14. The Staff is supplementally advised that additional disclosure regarding the Company's new production facility can be found on p. 23 of the Amended SB-2 under the section entitled "Management's Discussion and Analysis of Plan of Operation - Liquidity and Capital Resources."

15. The Staff is supplementally advised that additional disclosure regarding the time frame within which the Company expects to receive feedback from its potential OEM partners and the potential impact such OEM relationships will have on its operations has been included on p. 25 of the Amended SB-2 under the section entitled "Management's Discussion and Analysis of Plan of Operation - Liquidity and Capital Resources."

16.      The Staff is  supplementally  advised that disclosure has been added on
         p. 25 of the Amended SB-2 under "Management's Discussion and Analysis" discussing the Company's critical accounting policies and management's methodology in making the estimates and the trends that could have an impact on those estimates.

17. The Staff is supplementally advised that the loan from Changzhou Lihai Investment Consulting Co., Ltd. was made to Shenzhen BAK Battery Co., Ltd. ("BAK Battery") for the purpose of satisfying a debt obligation to an unaffiliated party. Management believes that even though the referenced loan was not in compliance with applicable PRC law, the risk to the Company is nominal as the US $1,812,316 loan has been paid in full.

Business

         Our Business Strategy, page 26

18. The Staff is supplementally advised that disclosure regarding the preparations the Company has made and what additional preparations are required in connection with its OEM certification has been added on p. 28 of the Amended SB-2 under the heading "Business - Our Business Strategy." In addition, the Staff is supplementally advised that disclosure regarding when the Company believes it will earn income from its OEM business can also be found on p. 28 of the Amended SB-2.

Edward M. Kelly
June 22, 2005
Page 4


19. The Staff is supplementally advised that the Amended SB-2 has been revised on p. 28 and elsewhere to clarify that, although not yet in production, a prototype for a lithium polymer battery cell is in existence. The Company is still coordinating manufacturing and distribution capability for the prototype and as such is unable to state with certainty when this product will be offered to the marketplace. The Company is currently producing for sale high power lithium ion batteries.

Directors and Executive Officers, page 32

20.      The Staff is supplementally advised that Dr. Mao's biographical data on
         p. 33 of the Amended SB-2 has been revised to identify that Dr. Mao received his doctorate from Memorial University of Newfoundland, Canada.

21. The Staff is supplementally advised that disclosure regarding when the Company intends to expand its board of directors has been added on p. 33 of the Amended SB-2.

Principal Stockholders, page 34

22. The Staff is supplementally advised that the requested clarification has been added in footnote (4) to the Principal Stockholders table on
         p. 36 of the Amended SB-2.

Certain Relationships and Related Party Transactions, page 35

23.      The  Staff  is  supplementally   advised  that  all  references  to  an
         independent appraisal firm have been deleted in the Amended SB-2.

24.      The Staff is  supplementally  advised that disclosure has been added on
         p. 37 of the Amended SB-2 to indicate the Company's belief that its agreement with HFG International, Ltd. was on terms at least as favorable as those that BAK Battery would have expected to negotiate with an unaffiliated party providing similar services. A copy of the agreement with HFG International, Ltd. has been filed as Exhibit 10.20 to the Amended SB-2.

Selling Stockholders, page 36

25. The Staff is supplementally advised that the requested disclosure is set forth in the initial paragraph under the section entitled "Selling Stockholders" commencing on p. 38 of the Amended SB-2 and the footnotes to the selling stockholders table found therein.

26. The Staff is supplementally advised that the requested disclosure is set forth in the footnotes to the selling stockholders table found under the section entitled "Selling Stockholders" commencing on p. 38 of the Amended SB-2.

Edward M. Kelly
June 22, 2005
Page 5


27. The Staff is supplementally advised that, to the extent the requested information is applicable, disclosure is set forth in the footnotes to the selling stockholders table found under the section entitled "Selling Stockholders" commencing on p. 38 of the Amended SB-2.

28. The Staff is supplementally advised that, to the extent the requested information is applicable, disclosure is set forth in the footnotes to the selling stockholders table found under the section entitled "Selling Stockholders" commencing on p. 38 of the Amended SB-2.

29. The Staff is supplementally advised that none of the selling stockholders are broker/dealers. However, certain of the footnoted selling stockholders are affiliates of broker/dealers, and those selling stockholders have been identified as such in the notes to the selling stockholders table commencing on p. 38.

30. The Staff is supplementally advised that as none of the selling stockholders are broker/ dealers the requested disclosure is not applicable.

31. The Staff is supplementally advised that for those broker/dealer affiliates identified in the Amended SB-2, disclosure has been added in the notes to the selling stockholders table commencing on p. 38 to reflect that said parties purchased the securities listed in the selling stockholders table in the ordinary course of business and that they had no arrangements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

32. The Staff is supplementally advised that the requested disclosure has been made on p. 38 of the Amended SB-2.

Legal Matters, page 40

33. The Staff is supplementally advised that the address for Jackson Walker L.L.P. has been provided under "Legal Matters" on p. 44 of the Amended SB-2 as requested.

Report of Independent Registered Public Accounting Firm, page F-1

34. The Staff is supplementally advised that the issues raised in this comment were addressed through direct correspondence between the Staff and the Company's independent audit firm. Please advise if the Staff requires additional information regarding the issues set forth in the comment.

Financial Statements

35. The Staff is supplementally advised that the shareholders of BAK International, Ltd. ("BAK International") just before the transaction with BAK Battery were: Xiangqian Li (21,233,437 / $7,820,000), Jinghui Wang (3,600,035 / $1,322,500), Fenghua Li (2,498,051 / $908,500),
         Yunfei Li (1,405,154 / $517,500),  Xuechun Zhang  (379,673 / $138,000),

Edward M. Kelly
June 22, 2005
Page 6



         Jimin Li (343,482 / $126,500), Yongbin Han (312,256 / $115,000), Shumin
         Li (312,256 / $115,000),  Huanyu Mao (249,805 / $80,500),  Xiaohui Wang
         (224,825 / $80,500),  Shuquan  Zhang  (132,709 / $46,000),  Yanlong Zou
         (124,903 / $46,000),  Jianjun Huang (124,903 / $46,000),  Baicheng Zhou
         (124,903 / $46,000),  Yuxin Zhang (74,942 / $34,500), Feng Li (67,135 /
         $23,000),  Ge Shao  (9,368 / $3,450)  and Yunqing Lin (7,806 / $2,300).
         Each of the forgoing were shareholders of BAK Battery, with Xiangqian Li, Yongbin Han and Huanyu Mao serving as executive officers of BAK Battery. Following each listed person are the number of shares of BAK International they held immediately prior to the transaction with BAK Battery and the approximate consideration paid for such shares. BAK International was created as a holding company and as such the minimum capitalization required by Hong Kong law was in place immediately prior to the transaction. The shareholders of BAK Battery received an aggregate of 31,225,642 shares of BAK International by investing U.S. $11.5 million based on their pro rata ownership of BAK Battery. The Staff is supplementally advised that attached hereto as Appendix "A" the Company has provided the summarized balance sheet of BAK International just before the transaction with BAK Battery. Each of the original BAK International shareholders contributed cash for their ownership interest in said company, which cash was then used to acquire the share capital of BAK Battery in accordance with applicable PRC law.

         The Staff is supplementally advised that the $11.5 million payment was made in connection with the recapitalization of the entity, and accordingly the payment has been reflected as part of the accounting for the recapitalization as if it had occurred during the period ended September 30, 2004. The Company does not believe a footnote is needed in connection with the Staff's query regarding the issuance of 3.2% of the post-transaction shares to the shareholders of BAK International as those shares were issued as of the close of the transaction. The 96.8% number relates to the shares held by the original BAK Battery shareholders in BAK International. Certain of the BAK Battery shareholders transferred an aggregate of 3.2% of their holdings in BAK International prior to the November 2004 combination transaction and as such the transferees participated in the January 2005 exchange transaction.

36. The Staff is supplementally advised that attached hereto as Appendix "B" the Company has provided a summarized balance sheet of Medina
         Coffee, Inc. as it appeared prior to the transaction with BAK International. Immediately prior to the transaction there were 1,152,450 issued and outstanding shares of Medina Coffee, Inc.'s common stock. Immediately after the transaction there were 40,978,533 shares of Medina Coffee, Inc.'s common stock issued and outstanding. The Staff is supplementally advised that the Company does not believe that the requested footnote disclosure is required given that the Company issued all shares contemplated by the exchange transaction with BAK International at the time of closing on January 20, 2005. The 1,152,458 shares of common stock of Medina Coffee, Inc. outstanding at the time of closing represents the 2.8% of Medina Coffee, Inc.'s common stock retained by the original Medina Coffee, Inc. stockholders. Medina Coffee, Inc. then issued in the exchange 39,826,075 shares to the shareholders or BAK International, which shares represent 97.2% of Medina Coffee, Inc.'s outstanding common stock immediately after the closing of the transaction. The sum of the shares outstanding prior to closing (1,152,458) and the shares issued in the exchange (39,826,075)

Edward M. Kelly
June 22, 2005
Page 7


         represents 100% or the total currently outstanding shares of the Company's common stock, or 40,978,533 shares. Based on the forgoing, the Company believes no additional revisions are required to be made to the financial statements.

37. The Staff is supplementally advised that the financial statements of Medina Coffee, Inc. at September 30, 2004 and 2003 included in the Amended SB-2 include both the accounts of BAK International (the shell) and BAK Battery (the operating company). The recapitalization of BAK International with BAK Battery has been reflected in the financial statements retroactively as of September 30, 2002, the earliest period presented in the financial statements.

         The Staff is supplementally advised that the financial statements included in the Amended SB-2 include only the accounts of BAK International and BAK Battery at September 30, 2004 retroactively restated for the combination transaction that took place on November 6, 2004.

         The Staff is supplementally advised that the financial statements for the period after September 30, 2004 will include all of the accounts of each of the companies including: Medina Coffee, Inc., BAK International and BAK Battery.

38. The Staff is supplementally advised that attached hereto as Exhibit "C" the Company has provided a statement of stockholders' equity as of January 31, 2005.

39.      The Staff is  supplementally  advised that disclosure has been added to
         Note 12 "Related Party Transactions" on p. F-22 of the Amended SB-2 to discuss the terms and accounting treatment of the financial advisory agreement.

Notes to Consolidated Financial Statements

40. The Staff is supplementally advised that the Company has included financial statements for the quarters ended March 31, 2005 and 2004.

41.      The Staff is  supplementally  advised that disclosure has been added to
         Note 4V of the Amended SB-2 discussing the types of expenses that are included in "Cost of Goods Sold," "Selling Expenses," and "General and Administrative Expenses."

         The Staff is further supplementally advised that disclosure has also been added to "Management's Discussion and Analysis of Plans or Operations" under the subheading "Gross Profit" on page 16 stating that the components of costs of goods sold may vary from company to company and hence gross profit may not be comparable.

42. The Staff is supplementally advised that Note 4T has been revised to add disclosure regarding the accounting policy concerning shipping and handling costs and to state that the costs are identified in "Selling Expenses".

43.      The Staff is  supplementally  advised that disclosure has been added to
         Note 4S to describe the components of advertising costs, where they are

Edward M. Kelly
June 22, 2005
Page 8


         located in the financial statements and that the Company does not engage in any cooperative programs or like arrangements. Similar discussion has been added to the paragraph under "Selling Expenses" under "Results of Operations" in "Management's Discussion and Analysis of Plans of Operations" on p. 19 of the Amended SB-2.

44. The Staff is supplementally advised that disclosure has been added to the financial statements under Note 14 to disclose the facts and circumstances resulting in the capital contribution of $10,875,918 and the accounting treatment thereof.

45. The Staff is supplementally advised that disclosure has been added to the footnotes under Note 15 to discuss the Company's reportable segments in accordance with SFAS 131.

Note 4.  Summary of Principal Accounting Policies

         D.  Property, Plant and Equipment, page F-8

46. The Staff is supplementally advised that the Company has historically been able to recover costs from the sale of its depreciated assets at the end of their economic lives. The Company estimates, at the inception of the life of the assets, that approximately 5% will be realized from the residual value. The Company monitors this policy, as well as measures periodically for impairment and adjusts for any new information that becomes available. The demand for used equipment in the People's Republic of China is extremely high due to the rapid expansion of the country's economy. Salvage Value was determined based on the above factors with consideration to the guidance given in ARB 43.

         H.  Income Taxes, page F-9

47.      The Staff is  supplementally  advised that disclosure has been added to
         Note 16 to discuss income tax components under SFAS 109.

         I.  Government Subsidies, page F-10

48.      The Staff is  supplementally  advised that disclosure has been added to
         Note 4I to include the nature, terms and amount of the government subsidies and the accounting treatment thereof.

         L.  Foreign Currency Translation, page F-11

49.      The Staff is  supplementally  advised that disclosure has been added to
         Note 4L to state the amount of transaction losses included in net income for the noted periods. The Statement of Cash Flows has been revised to disclose the effect of exchange rates on the cash balances for the periods.


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Edward M. Kelly
June 22, 2005
Page 9


         N.  Revenue Recognition, Returns and Warranties, page F-11

50.      The Staff is  supplementally  advised that disclosure has been added to
         Note 4N under "Revenue Recognition, Returns and Warranties" to discuss management's methodology in providing for warranty claims. Disclosure has also been added under Note 17 to include a tabular reconciliation of the activity of the reserve as required by paragraph 14 of FIN 45.

Note 7.  Property, Plant and Equipment, page F-17

51.      The Staff is  supplementally  advised that disclosure has been added to
         Note 7 to include the anticipated date of approval of the land use rights.

52.      The Staff is  supplementally  advised that disclosure has been added to
         Note 7 to disclose the nature and amounts of the components of Construction in Progress, the amount of interest expense capitalized, and the anticipated completion and service date.

Note 10.  Reserves, page F-19

53.      The Staff is  supplementally  advised that disclosure has been added to
         Note 10 to disclose that no other restrictions on the payment of dividends exists other than those which have already been disclosed.

Note 12.  Related Party Transactions, page F-19

54. The Staff is supplementally advised that disclosure has been added to discuss the nature of the transaction with the related parties.

Note 13.  Contingencies and Commitments, page F-20

55.      The Staff is  supplementally  advised that disclosure has been added to
         Note 13 to disclose in more detail the Company's accounting for transfers made with recourse. While the Company's policy may not meet all of the criteria in paragraph 9 of SFAS 140, the Company believes the amounts to be immaterial at September 30, 2004. In addition, the contingencies have all expired as of March 31, 2005. The Company will fully comply with paragraphs 112 and 113 of SFAS in all future filings.

56. The Staff is supplementally advised that references to the subject experts have been removed.

Information not Required in the Prospectus, page II-1

57. The Staff is supplementally advised that the Company does not maintain such insurance on its own behalf or on behalf of any person when the Company has the power to indemnify.


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Edward M. Kelly
June 22, 2005
Page 10


Recent Sales of Unregistered Securities, page II-1

58. The Staff is supplementally advised that the 39,826,075 shares issued to the shareholders of BAK International were issued pursuant to an exchange transaction between the Company and BAK International. The value of the shares issued in the exchange was approximately $11.5 million in the aggregate or $1.98 per share and was based upon the approximate book value of the assets received and the liabilities assumed from BAK International which includes the accounts of BAK Battery.

Exhibit 5.1

59. The Company will provide the Staff with sufficient time to review the legality opinion prior to requesting effectiveness of the registration statement.

Exhibits 10.1, 10.3, and 10.4

60. The Staff is supplementally advised that the schedules to Exhibit 10.1 have been filed as attachments to the referenced exhibit. However, there are no applicable attachments to Exhibits 10.3 and 10.4.

Exhibits 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15,
10.16, 10.17, 10.18, and 10.19

61. The Staff is supplementally advised that the Company respectfully believes it provided adequate English summaries of the noted exhibits in reliance upon Rule 403 (c)(3). The Company believes that the summaries satisfy the requirements of Rule 403(c)(3)(ii) in that they fairly and accurately summarize all the terms of each document.

62. The Staff is respectfully requested to review the Company's response to Comment 61 above.

Exhibit 21.1

63. The Staff is supplementally advised that the requested exhibit was filed as Exhibit 21.1 to the Company's Annual Report on Form 10-KSB filed on March 31, 2005.

Undertakings, page II-4

64. The Staff is supplementally advised that the requested undertakings have been provided on p. II-6 of the Amended SB-2.

Signatures, page II-5

65. The Staff is supplementally advised that Yongbin Han is signing the Amended SB-2 in his capacity as Principal Accounting Officer and the signature page now reflects each capacity in which each of the signatories is signing the Amended SB-2.


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Edward M. Kelly
June 22, 2005
Page 11

                                     10-KSB
                                     ------

Exhibits 99a and 99b

66. The Staff is supplementally advised that the certifications have been amended to remove both the introductory language in paragraph 4 that refers to the certifying officers' responsibility for establishing and maintaining internal controls over financial reporting for the Company and paragraph 4(b). Such amendments have been made to all subsequent 10-QSB's, except for the quarter ended September 30, 2004, filed during the year ended December 31, 2004.

Signatures

67. The Staff is supplementally advised that the Company acknowledges the Staff's comment and all amended filings have been signed by the Company's principal accounting officer.

                              March 31, 2004 10-QSB
                              ---------------------

"Safe Harbor" Statement under the Private Litigation Reform Act of 1995, page 12

68. The Staff is supplementally advised that the report has been amended as required by the Staff.

                              June 30, 2004 10-QSB
                              --------------------

Item 2. Changes in Securities and Small Business Issuer Purchases of Equity Securities

69. The Staff is supplementally advised that the report has been amended as required by the Staff.

              8-K dated January 20, 2005 and filed January 21, 2005
              -----------------------------------------------------

Item 4.01.  Changes in Registrant's Certifying Accountant

70. The Staff is supplementally advised that the report has been amended as required by the Staff.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

71. The Staff is supplementally advised that the Current Report on Form 8-K has been amended to delete reference to the fact that the Company will be filing a report to cover the referenced transaction period. After consultation with the Staff, the next annual report to be filed will be for the period ended September 30, 2005.

Edward M. Kelly
June 22, 2005
Page 12



Closing

We would appreciate the Staff's prompt attention to this response. Please direct questions or requests to George L. Diamond of Jackson Walker L.L.P. at (214) 953-6119.

                                                     Very truly yours,


                                                      /s/ George L. Diamond

                                                     George L. Diamond


                                  Appendix "A"



                            BAK International Limited
                        and it's Wholly Owned Subsidiary
                         Shenzhen BAK Battery Co., Ltd.
                            Pro Forma Balance Sheets
                            As at September 30, 2004

                                                              BAK Int'l        Shenzhen        Pro Forma      Pro Forma
                                                                 Ltd              BAK         Adjustments    Consolidated
                                                             ------------------------------------------------------------
                                       Assets                       2004            2004                            2004
Current Assets
     Cash                                                             258       3,211,918                       3,212,176
     Cash - Restricted                                                          7,120,069                       7,120,069
     Accounts Receivable, Net                                                  20,999,561                      20,999,561
     Inventories                                                               29,535,985                      29,535,985
     Prepaid Expenses                                                           1,330,645                       1,330,645
     Notes Receivable                                                              18,122                          18,122
     Accounts Receivable - Related Party                                          911,093                         911,093
                                                             ------------------------------------------------------------
          Total Current                                               258      63,127,393            --        63,127,651
                                                             ------------------------------------------------------------
Long-Term Assets
     Property, Plant, & Equipment                                              19,875,583                      19,875,583
     Construction in Progress                                                  23,656,190                      23,656,190
     Land Use Rights                                                            4,029,038                       4,029,038
     Less Accumulated Depreciation                                             (2,370,774)                     (2,370,774)
                                                             ------------------------------------------------------------
         Long- Term Assets, Net                                      --        45,190,037            --        45,190,037
                                                             ------------------------------------------------------------
Other Assets

     Investment in Shenzhen BAK                                 2,000,000            --        (2,000,000)           --
     Other Receivables                                                            225,972                         225,972
     Intangible Assets                                                             58,362                          8,362
                                                             ------------------------------------------------------------
          Total other                                                --           284,334            --           284,334
                                                             ------------------------------------------------------------

     Total Assets                                               2,000,258     108,601,764      (2,000,000)    108,602,022
                                                             ------------------------------------------------------------

                      Liabilities and Shareholders' Equity

Current Liabilities
     Accounts Payable                                                          23,570,087                      23,570,087
     Bank Loans, Short Term                                                    27,304,162                      27,304,162
     Short Term Loans                                                           1,812,316                       1,812,316
     Notes Payable, Other                                                      20,772,559                      20,772,559
     Land Use Rights Payable                                                    3,750,756                       3,750,756
     Construction Costs Payable                                                 6,347,846                       6,347,846
     Customer Deposits                                                            369,390                         369,390
     Accrued Expenses                                                           5,247,656                       5,247,656
     Other Liabilities                                                            181,223                         181,223
                                                             ------------------------------------------------------------
          Total                                                      --        89,355,995            --        89,355,995
                                                             ------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 1)

Shareholders' Equity
     Capital Stock - $.001 Par
       Value, Authorized 1,000,000 Shares;

        20,000 Shares Issued                                          200            --                               200
     Additional Paid In Capital                                 2,002,345      12,081,526      (2,000,000)     12,083,871
     Accumulated Comprehensive Income                                                (144)                           (144)
     Reserves                                                                   1,724,246                       1,724,246
     Retained Earnings                                             (2,287)      5,440,141                       5,437,854
                                                             ------------------------------------------------------------
                                                                2,000,258      19,245,769      (2,000,000)     19,246,027
                                                             ------------------------------------------------------------

     Total Liabilities and Equity                               2,000,258     108,601,764      (2,000,000)    108,602,022
                                                             ------------------------------------------------------------

The accompanying notes are an integral part of this financial statement.

                     NOTES TO PRO FORMA FINANCIAL STATEMENTS

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES AND RECAPITALIZATION TRANSACTIONS

     BAK International Limited was incorporated in Hong Kong on December 29, 2003 under the Companies Ordinance as BATCO International Limited and subsequently changed its' name to BAK International Limited on November 3, 2004. BAK International Limited acquired 100% of the outstanding shares of Shenzhen BAK Battery Co., Ltd ("BAK") for a total consideration of USD$11.5 million on November 6, 2004. The shareholders of BAK International Limited are substantially the same shareholders as Shenzhen BAK Battery Co., Ltd, therefore the transaction has been accounted for as a recapitalization of BAK with no adjustment to the historical basis of the assets and liabilities of BAK and the operations consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

     Shenzhen BAK Battery Co., Ltd. ("BAK") was founded on August 3, 2001 as a China-based company specializing in lithium ion (known as "Li-ion" or "Li-ion cell") battery cell production, for use in the replacement battery market, primarily for cell phones in the Peoples Republic of China (PRC).


                                  Appendix "B"

                             China BAK Battery, Inc.
                        and it's Wholly Owned Subsidiary
                         Shenzhen BAK Battery Co., Ltd.
                         (Formerly Medina Coffee, Inc.)
                            Pro Forma Balance Sheets
                            As at September 30, 2004

                                                                Medina         BAK Int'l       Pro Forma      Pro Forma
                                                                Coffee            Ltd         Adjustments    Consolidated
                                                             ------------------------------------------------------------
                                       Assets                        2004            2004                            2004
Current Assets
     Cash                                                          18,328       3,212,176                       3,230,504
     Cash - Restricted                                                          7,120,069                       7,120,069
     Accounts Receivable, Net                                                  20,999,561                      20,999,561
     Inventories                                                               29,535,985                      29,535,985
     Prepaid Expenses                                                           1,330,645                       1,330,645
     Notes Receivable                                                              18,122                          18,122
    Accounts Receivable - Related Party                                           911,093                         911,093
                                                             ------------------------------------------------------------

          Total Current                                            18,328      63,127,651            --        63,145,979
                                                             ------------------------------------------------------------

Long-Term Assets
     Property, Plant, & Equipment                                              19,875,583                      19,875,583
     Construction in Progress                                                  23,656,190                      23,656,190
     Land Use Rights                                                            4,029,038                       4,029,038
     Less Accumulated Depreciation                                             (2,370,774)                     (2,370,774)
                                                             ------------------------------------------------------------

         Long-Term Assets, Net                                       --        45,190,037            --        45,190,037
                                                             ------------------------------------------------------------
Other Assets
     Other Receivables                                                            225,972                         225,972
     Intangible Assets                                                             58,362                          58,362
                                                             ------------------------------------------------------------

          Total other                                                --           284,334            --           284,334
                                                             ------------------------------------------------------------


     Total Assets                                                  18,328     108,602,022            --       108,620,350
                                                             ------------------------------------------------------------

                      Liabilities and Shareholders' Equity
Current Liabilities
     Accounts Payable                                                          23,570,087                      23,570,087
     Bank Loans, Short Term                                                    27,304,162                      27,304,162
     Short Term Loans                                                           1,812,316                       1,812,316
     Notes Payable, Other                                                      20,772,559                      20,772,559
     Land Use Rights Payable                                                    3,750,756                       3,750,756
     Construction Costs Payable                                                 6,347,846                       6,347,846
     Customer Deposits                                                            369,390                         369,390
     Accrued Expenses                                                           5,247,656                       5,247,656
     Other Liabilities                                             20,000         181,223                         201,223
                                                             ------------------------------------------------------------

          Total                                                    20,000      89,355,995            --        89,375,995
                                                             ------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 1)

Shareholders' Equity
     Common Stock - $.001 Par
       Value, Authorized 100,000,000 Shares;
        1,152,458 Shares Issued; 32,378,100 Shares
        Issued on a Pro Forma Basis                                 1,150             200          31,028          32,378
     Additional Paid In Capital                                    65,829      12,083,871         (99,679)     12,050,021
     Accumulated Comprehensive Income                                                (144)                           (144)
     Reserves                                                                   1,724,246                       1,724,246
     Retained Earnings                                            (68,651)      5,437,854          68,651       5,437,854
                                                             ------------------------------------------------------------
                                                                   (1,672)     19,246,027            --        19,244,355
                                                             ------------------------------------------------------------

     Total Liabilities and Equity                                  18,328     108,602,022            --       108,620,350
                                                             ------------------------------------------------------------

     The accompanying notes are an integral part of this financial statement.

                     NOTES TO PRO FORMA FINANCIAL STATEMENTS

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES AND RECAPITALIZATION TRANSACTIONS

     BAK International Limited was incorporated in Hong Kong on December 29, 2003 under the Companies Ordinance as BATCO International Limited and subsequently changed its' name to BAK International Limited on November 3, 2004. BAK International Limited acquired 100% of the outstanding shares of Shenzhen BAK Battery Co., Ltd ("BAK") for a total consideration of USD$11.5 million on November 6, 2004. The shareholders of BAK International Limited are substantially the same shareholders as Shenzhen BAK Battery Co., Ltd, therefore the transaction has been accounted for as a recapitalization of BAK with no adjustment to the historical basis of the assets and liabilities of BAK and the operations consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

     Shenzhen BAK Battery Co., Ltd. ("BAK") was founded on August 3, 2001 as a China-based company specializing in lithium ion (known as "Li-ion" or "Li-ion cell") battery cell production, for use in the replacement battery market, primarily for cell phones in the Peoples Republic of China (PRC).

     On January 10, 2005, BAK International Limited acquired the controlling interest in Medina Coffee, Inc. through a share exchange agreement, a reverse merger transaction. Medina Coffee, Inc. (a Nevada public company) issued 31,225,642 shares of its common stock for all of the outstanding shares of BAK International Limited. The transaction has been accounted for as a recapitalization of BAK International Limited whereby the historical operations of BAK become the historical operations of the Company with no adjustments to the historical basis of the assets and liabilities.


                                  Appendix "C"

                       Medina Coffee, Inc. and Subsidiary
           Consolidated Statements of Changes in Shareholders' Equity
                  For The Three Months Ended December 31, 2004
                      And The Month Ended January 31, 2005

                                                         Par Value        Additional
                                        Number of         Common           Paid-In         Retained
                                         Shares            Stock           Capital         Earnings
                                      ------------------------------------------------------------------
Beginning Balance
      September 30, 2004                 31,225,642           31,226       12,052,845       5,437,854

Net Income                                                                                  1,802,120

Transfer to Reserves                                                                         (192,841)

Deemed Distribution to Shareholder-
  Intangible Assets
Foreign Currency Translation
--------------------------------------------------------------------------------------------------------
Ending Balance
      December 31, 2004                  31,225,642           31,226       12,052,845       7,047,133
========================================================================================================
Beginning Balance
   December 31, 2004                     31,225,642           31,226       12,052,845       7,047,133

Net Income                                                                                    875,815

Issuance of Common Stock                  8,600,433            8,600       15,291,400

Transfer to Reserves                                                                         (131,372)

Foreign Currency Translation
--------------------------------------------------------------------------------------------------------
Ending Balance
 January 31, 2005                        39,826,075           39,826       27,344,245       7,791,576
========================================================================================================

                                                         All Other
                                                       Comprehensive      Shareholders'
                                        Reserves       Income (Loss)         Equity
                                      ------------------------------------------------

Beginning Balance
      September 30, 2004                  1,724,246             (144)       19,246,027

Net Income                                                                   1,802,120

Transfer to Reserves                        192,841                                  0

Deemed Distribution to Shareholder-
  Intangible Assets                                                                  0

Foreign Currency Translation                                  (1,525)           (1,525)
--------------------------------------------------------------------------------------
Ending Balance
      December 31, 2004                   1,917,087           (1,669)       21,046,622
======================================================================================
Beginning Balance
   December 31, 2004                      1,917,087           (1,669)       21,046,622

Net Income                                                                     875,815

Issuance of Common Stock                                                    15,300,000

Transfer to Reserves                        131,372                                  0

Foreign Currency Translation
--------------------------------------------------------------------------------------
Ending Balance
 January 31, 2005                         2,048,459           (1,669)       37,222,437
======================================================================================